UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 25, 2019

Commission File No. 0-53646

Grown Rogue International, Inc. (formerly Novicius Corp)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	Certificate re dissemination to shareholders, as filed on Sedar on June 24, 2019.
2.	Form of proxy – English, as filed on Sedar on June 24, 2019.
3.	Management Information Circular, as filed on Sedar on June 24, 2019.
4.	Notice of Annual and Special Meetings of Shareholders, as filed on Sedar on June 24, 2019.
5.	Letter of Transmittal, as filed on Sedar on June 24, 2019.
6.	Annual and Interim Financial Statement Request, as filed on Sedar on June 24, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2019	GROWN ROGUE INTERNATIONAL, INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
Name: Obie Strickler
Title: President &Chief Executive Officer

June 24, 2019

Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject:	GROWN ROGUE INTERNATIONAL INC. Confirmation of Mailing

Dear Sirs:

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on June 24, 2019.

1.	Proxy Form

2.	Notice of Meeting/Information Circular

3.	Letter of Transmittal

4.	Request for Financials

5.	Proxy Return Envelope

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Agent for Grown Rogue International Inc.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2

Tel: 416-350-5007 Fax 416-350-5008
Website: www.capitaltransferagency.com

email: info@capitaltransferagency.com

FORM OF PROXY

GROWN ROGUE INTERNATIONAL INC.

This Proxy is solicited by the management of Grown Rogue International Inc. (the “Corporation”) in connection with the notice of annual and special meeting of the shareholders, dated the 14th day of June, 2019 (the “Notice of Meeting”). The undersigned shareholder of the Corporation hereby appoints J. Obie Strickler, President, Chief Executive Officer and a director of the Corporation, or failing him, Stephen Gledhill, a director of the Corporation, or instead of either of them,__________________________________, as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Corporation (the “Meeting”) to be held at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, on the 15th day of July, 2019, at the hour of 10:00 a.m. (Eastern Daylight Time), and at any adjournment or adjournments thereof. Without limiting the general authorization and power hereby given, all the common shares in the capital of the Corporation (collectively, the “Shares”) registered in the name of the undersigned are to be voted as indicated below and may be voted in the discretion of such proxy with respect to amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the Meeting. If no choice is specified, the proxy shall vote in favour of the motions proposed to be made at the Meeting.

Without limiting the general powers hereby conferred, the Shares represented by this proxy:

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Number of Directors	FOR	AGAINST

To approve, with or without variation, a special resolution to authorize the board of directors to determine the number of directors of the Corporation to be elected at any annual meeting of the shareholders of the Corporation, provided such number shall not be less than the minimum number, nor more than the maximum number, of directors of the Corporation provided for in the articles of the Corporation, as the same may be amended from time to time.	☐	☐

2. Election of Directors	FOR	WITHHOLD

a) J. Obie Strickler	☐	☐

b) Abhilash Patel	☐	☐

c) Stephen Gledhill	☐	☐

3. Appointment of Auditors	FOR	AGAINST

To approve an ordinary resolution re-appointing MNP LLP, Chartered Accountants, as auditors for the Corporation, to hold office until the next annual meeting of shareholders, and to authorize the directors of the Corporation to fix their remuneration.	☐	☐

4. Share Amendment	FOR	AGAINST

To approve, with or without variation, a special resolution, the full text of which is set forth in the management information circular of the Corporation dated June 14, 2019 (the “Information Circular”), approving the amendment to the articles of the Corporation to amend the rights and restrictions of the existing class of Shares and redesignate such class as subordinate voting shares; and to create a class of multiple voting shares. Notwithstanding that this resolution may be passed by the shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution before it is acted on without further approval of the shareholders.	☐	☐

5. New Stock Option Plan	FOR	AGAINST

To approve, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, approving a new stock option plan of the Corporation, as more particularly described in the Information Circular.	☐	☐

and conferring discretionary authority to vote on amendments or variations to the matters identified in the accompanying Notice of Meeting and on all other matters that may properly come before the Meeting or any adjournment or adjournments thereof in such manner as the person above named may see fit.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the said proxy may lawfully do in the premises.

DATED this _____ day of ______________, 2019.

INDIVIDUAL SHAREHOLDER:

Name of Shareholder (Please Print)	Signature of Shareholder

CORPORATE SHAREHOLDER:

COMPANY NAME

Per:
Name:
Title:
I have authority to bind the corporation

NOTES:

(1) A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND CROSSING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY AS INDICATED BELOW.

(2) This form of proxy must be dated and must be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it shall be deemed to bear the date on which it was mailed to the shareholder by the Corporation.

(3) In order for this form of proxy to be effective at the Meeting or any adjournment thereof, it must be signed and deposited at the office of the Corporation’s transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment(s) thereof.

GROWN ROGUE INTERNATIONAL INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 15, 2019

MANAGEMENT INFORMATION CIRCULAR

JUNE 14, 2019

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that Grown Rogue International Inc. (the “Corporation”) will hold its annual and special meeting of shareholders (the “Meeting”) at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1, on July 15, 2019, at 10:00 am (Toronto Time) for the following purposes:

1.	to present the audited consolidated financial statements of the Corporation for its prior years ended August 31, 2018 and 2017, and the independent auditor’s report thereon;

2.	to consider and, if deemed appropriate, approve, with or without variation, a special resolution to authorize the board of directors of the Corporation to determine the number of directors of the Corporation within the minimum and maximum numbers set forth in the articles of the Corporation and the number of directors to be elected at any annual meeting of shareholders of the Corporation;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to re-appoint the independent auditors of the Corporation and authorize the directors to fix the auditors’ remuneration;

5.	to consider, and, if thought appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying management information circular of the Corporation dated June 14, 2019 (the “Information Circular”), approving the amendment to the articles of the Corporation to amend the rights and restrictions of the existing class of common shares in the capital of the Corporation (the “Common Shares”) and redesignate such class as subordinate voting shares; and to create a class of multiple voting shares, notwithstanding that this resolution may be passed by the shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders;

6.	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new stock option plan of the Corporation, as more particularly described in the Information Circular; and

7.	to transact any other business properly brought before the Meeting.

Holders of Common Shares are invited to attend the Meeting. Shareholders of record as at the close of business on May 31, 2019 will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular. Copies of: (a) this notice of annual and special meeting of shareholders; (b) the Information Circular; (c) a management form of proxy and instructions in relation thereto (the “Management Proxy”); and (d) a letter of transmittal may be obtained at the following office: Grown Rogue International Inc., 340 Richmond Street West, Toronto, ON M5V 1X2, or will be sent to a shareholder without charge upon request by calling 503-765-8108. Shareholders who are unable to be present in person at the Meeting are requested to: (i) sign, date and deliver the accompanying form of proxy to the Corporation’s registrar and transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada, so it is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

2

DATED this 14th day of June, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer

3

GROWN ROGUE INTERNATIONAL INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation by management (“Management”) of Grown Rogue International Inc. (the “Corporation”), of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1, on July 15, 2019 at 10:00 am (Eastern Daylight Time) for the purposes set forth in the accompanying notice of annual and special meeting (the “Notice”). The costs associated with this proxy solicitation will be borne by the Corporation.

Except as otherwise indicated, information herein is given as at June 14, 2019. In this Information Circular, all references to dollar amounts are to Canadian dollars, unless otherwise specified. All references herein to the Corporation shall include its subsidiaries as the context may require.

The board of directors of the Corporation (the “Board” or “Board of Directors”) has by resolution fixed the close of business on May 31, 2019, as the record date (the “Record Date”) for the Meeting. Only holders of common shares (the “Common Shares”) of the Corporation (each, a “Shareholder” and collectively, the “Shareholders”) of record as at 5:00 pm (Eastern Daylight Time) as at the Record Date will be entitled to receive the Notice and related documents and to vote at the Meeting or at any adjournment thereof, but failure to receive such Notice does not deprive Shareholders of their right to vote their Common Shares at the Meeting.

If any person entitled to vote at an annual and special meeting of the Shareholders wishes to propose any matter for consideration at the next annual and special meeting, in order for such proposal to be considered for inclusion in the materials mailed to Shareholders in respect of such meeting, such proposal must be received by the Corporation no later than 90 days before the anniversary date of the Notice.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed management form of proxy and instructions in relation thereto (the “Management Proxy”) are officers and/or directors of the Corporation. Each Shareholder has the right to appoint a person or company, who need not be a Shareholder, other than the persons named in the enclosed form of proxy, to represent such Shareholder at the Meeting or any adjournment(s) thereof. Such right may be exercised by inserting such person’s name in the blank space provided and striking out the names of Management’s nominees in the Management Proxy or by completing another proper form of proxy. All proxies must be executed by the Shareholder or his or her attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. The completed form of proxy must be deposited at the office of the Corporation’s transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment(s) thereof.

A Shareholder forwarding the enclosed Management Proxy may indicate the manner in which the appropriate appointee is to vote with respect to any specific item by checking the appropriate space. If the Shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares represented by the proxy submitted by a Shareholder will be voted in accordance with the directions, if any, given in the proxy.

In addition to revocation in any other manner permitted by law, a Management Proxy or other form of proxy may be revoked if it is received not later than 10:00 am (Eastern Daylight Time) on July 11, 2019 or, if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, by completing and signing a proxy bearing a later date and depositing it with Capital Transfer Agency on behalf of the Corporation.

If you are a registered Shareholder of the Corporation, whether or not you are able to attend the Meeting, you are requested to complete, execute and deliver the enclosed form of proxy in accordance with the instructions set forth on the form to the Corporation, c/o Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice. Registered Shareholders may also vote their proxies via telephone or the internet in accordance with the instructions set forth on the proxy.

EXERCISE OF DISCRETION BY PROXIES

Common Shares represented by properly executed proxies in favour of the persons named in the enclosed Management Proxy will be either voted or withheld from voting, as applicable, in accordance with the instructions given by the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. Where Shareholders have properly executed proxies in favour of the persons named in the enclosed Management Proxy and have not specified in the Management Proxy the manner in which the named proxies are required to vote the Common Shares represented thereby, such Common Shares will be voted in favour of the passing of the matters set forth in the Notice. The enclosed Management Proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, neither Management nor the directors of the Corporation (each, a “Director” and collectively, the “Directors”) are aware of any such amendments, variations or others matters to come before the Meeting. If any other matters which at present are not known to Management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

Registered Holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non- Registered Holder deals with in respect of the Common Shares; or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to Beneficial Owners

The Corporation will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge Financial Solutions, Inc. to forward the meeting materials to Non-Registered Holders. Generally, those Non-Registered Holders who have not waived the right to receive meeting materials will either:

1.	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Capital Transfer Agency in the manner set out above in this Information Circular, with respect to the Common Shares beneficially owned by such Non-Registered Holder; or

2.	more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute authority and instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the Voting Instruction Form will consist of a one-page pre-printed form. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or voting instruction form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no: (i) Director or executive officer (each an “Officer”) of the Corporation who has held such position at any time since January 1, 2018; (ii) proposed nominee for election as a director of the Corporation; or (iii) associate or affiliate of a person in (i) or (ii) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors and the approval of the Corporation’s proposal to adopt a new stock option plan (the “New Stock Option Plan”), as such persons may be granted stock options (the “Options”) under the New Stock Option Plan.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value of which, as at the date hereof, 72,465,916 Common Shares are issued and outstanding as fully paid and non-assessable Common Shares. Each issued and outstanding Common Share entitles its holder to one vote.

To the knowledge of the Directors and Officers, as at the Record Date, J. Obie Strickler, President, Chief Executive Officer and a Director of the Corporation, is the sole Shareholder who beneficially owns, directly and indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights.

The Officers and Directors of the Corporation own, as a group, a total of 32,590,620 Common Shares, representing 44.97% of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	PRESENTATION OF FINANCIAL STATEMENTS FOR 2018 AND 2017

A copy of the audited consolidated financial statements of the Corporation for its prior years ended August 31, 2018 and 2017, can be found on the Corporation’s website at www.grownrogue.com or on its SEDAR profile at www.sedar.com. Copies can also be obtained on request by contacting the Corporation: Grown Rogue International Inc. c/o Miller Thomson LLP, Scotia Plaza, 40 King St. W., Suite 5800, PO Box 1011, Toronto, Ontario, M5H 3S1, Attention to: Michael Johnston, CFO and Corporate Secretary.

2.	SIZE OF THE BOARD

Management is of the opinion that, from a corporate governance perspective and with a desire to maximize the effectiveness and efficiency of the Board, the Directors should have the discretion to set the size of the Board within the minimum and maximum number provided for in the Corporation's articles (which minimum and maximum are currently one (1) and ten (10), respectively), subject to the limits described in the Business Corporations Act (Ontario) (the “OBCA”). The OBCA will still limit the discretion of the Directors such that the Board may not, between meetings of Shareholders, appoint an additional Director if, after such appointment, the total number of Directors would be greater than one and one-third times the number of Directors required to have been elected at the last annual meeting of Shareholders.

An affirmative vote of at least two-thirds of the votes cast at the Meeting is required in order to pass a special resolution authorizing the Board, by resolution of the Directors, to determine the number of Directors to be elected at any future annual meetings of Shareholders.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following special resolution:

“IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the directors of the Corporation be empowered to determine from time to time the number of directors of the Corporation, and the number of directors of the Corporation to be elected at any annual meeting of the shareholders of the Corporation, provided such number shall not be less than the minimum number, nor more than the maximum number, of directors of the Corporation provided for in the articles of the Corporation, as the same may be amended from time to time; and

2.	any director or officer of the Corporation be and such director or officer of the Corporation is hereby authorized and empowered, acting in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and deliver or cause to be delivered any and all such documents and instruments and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfill the intent of the foregoing resolution, including, without limitation, the filing of articles of amendment, in duplicate, with the Director under the Business Corporations Act (Ontario).”

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE BOARD SIZE RESOLUTION. IN ORDER TO BE PASSED, NOT LESS THAN TWO-THIRDS OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE BOARD SIZE RESOLUTION.

If you complete and return the Management Proxy, the persons designated in the Management Proxy intend to vote at the Meeting, or any adjournment thereof, FOR the approval of the Board Size Resolution, unless you specifically direct that your vote be voted against the Board Size Resolution.

3.	ELECTION OF DIRECTORS

The articles of the Corporation provide that the Corporation shall not have more than ten (10) Directors. The nominees are, in the opinion of the Board, well qualified to act as Directors for the coming year. Each nominee has established his eligibility and willingness to serve as a Director, if elected. Each duly elected Director will hold office until the next annual meeting of Shareholders or until a successor is duly elected, unless his office is earlier vacated in accordance with the articles of the Corporation.

The following table sets out the names and municipalities of residence of each member of the Board, their principal occupation or employment, and the number of Common Shares and any other securities of the Corporation beneficially owned by each, directly or indirectly or over which they exercise control or direction.

Name and Jurisdiction of Residence	Office Held	Principal Occupation	Director Since	Grown Rogue International Inc. Shares Beneficially Owned or Controlled or Directed(1)

J. Obie Strickler(2)(3) Oregon, United States	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation	November 15, 2018	28,641,766

Abhilash Patel(2) California, United States	Director	Consultant	November 15, 2018	689,585

Stephen Gledhill(2) Ontario, Canada	Director	Accountant	November 15, 2018	110,500

Notes:

(1)	The information as to the number of Common Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, not being within the direct knowledge of the Corporation, has been furnished by the respective Director nominees.

(2)	Member of the Audit Committee and Compensation Committee. Stephen Gledhill is the chairman of the Audit Committee and the Compensation Committee.

(3)	J. Obie Strickler, being an executive officer of the Corporation, is not “independent” as defined in NI 52-110 – Audit Committees (“NI 52-110”). The Corporation is relying on the exemption provided by section 6.1 of NI 52-110 pursuant to which the Corporation, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

Director Biographies

Mr. J. Obie Strickler

Mr. Strickler is the CEO, President and founder of the Corporation. He founded Canopy Management, LLC in 2015 to consolidate the three medical facilities he had operated since 2006 within one company. Mr. Strickler formed the Corporation in late 2016 and entered the Oregon recreational cannabis market with a plan to build a multi-national cannabis brand. Mr. Strickler was successful in building a profitable medical cannabis company and used that foundation to build Grown Rogue where he has led a team that now has operations in three states with over 20 license. . Mr. Strickler has a BS in Geology from Southern Oregon University and is also an Oregon Professional Geologist. During the time he was financing and overseeing Canopy’s growth he was also the regional manager for a large multi-service natural resource company before starting his own business in 2011 to provide management services to large natural resource companies primarily in the mining sector. In this role, he was responsible for building and integrating complex technical teams to advance large, world-class, multi-billion-dollar mining projects from exploration through feasibility primarily in base and precious metals. In 2014, Mr. Strickler teamed with aerospace engineers to form HyperSciences, Inc a platform technology company focused on commercializing hypervelocity technology into a variety of industrial applications. Mr. Strickler helped secure a large contract with one of the world’s larger oil and gas providers to solve deep drilling challenges and moved this project through proof of concept before departing to focus on the opportunities in cannabis full time. Mr. Strickler is taking his production and product innovation experience in the cannabis industry and his integration and execution experience from the natural resource industry to build Grown Rogue into a premier cannabis company. Mr. Strickler is 39 years old and is employed on a full time basis with the Corporation.

Mr. Abhilash Patel

Mr. Patel is a serial entrepreneur, venture investor, speaker, and philanthropist. He is currently Founder & Principal at Lotus Capital, an early-stage investment fund in Santa Monica, CA. He is on the Board of Directors for several non-profit organizations in Southern California, including the Los Angeles Food Bank, Junior Achievement of Southern California, and 10,000 Beds. Previously Abhilash was founder and CEO at Ranklab, a digital marketing agency listed in Inc. Magazine’s fastest growing private companies in 2015, and Co- founder at Recovery Brands, a digital publishing company based in San Diego, CA. In 2015 both companies were acquired by AAC, Holdings Inc. and Abhilash remained in an active leadership position at both companies until his exit in late 2016. Abhilash holds a Bachelor of Arts in Economics and Philosophy from Columbia University, and a Master of Business Administration from the University of California, Los Angeles’ Anderson School of Management. Abhilash’s work has been featured in several major publications, including Inc., Huffington Post, Forbes, and Entrepreneur, USA Today, among others. Dr. Drew., Inc. named Abhilash “One of 20 Inspiring Entrepreneurs Improving Health for All” and Forbes highlights him in an interview entitled “How Web Publishing is Saving Lives”. When he's not helping businesses grow, Abhilash is spending time with his wife and their three beautiful sons, or training for his next triathlon. Mr. Patel is 38 years old and intends to devote the time necessary to serve as a director of the Corporation.

Mr. Stephen Gledhill

Mr. Gledhill is a founding member and Managing Director of RG Mining Investments Inc. and RG Management Services Inc., both of which are accounting, administrative and corporate secretarial services companies. In 1992, he formed Keshill Consulting Associates Inc., a boutique management consulting practice. Mr. Gledhill has over 25 years of financial-control experience and acts as CFO and Corporate Secretary for multiple publicly-traded companies, several of which he was instrumental in scaling-up and taking public. He currently serves as the CFO of Caracara Silver Inc. (TSXV:CSV), CO2 Gro Inc. (TSXV:GROW), DelphX Capital Markets Inc (TSXV:DELX) and POSaBIT Systems Corporation (CSE: PBIT). Prior to the inception of RGMI and RGMS, Mr. Gledhill served as the Senior Vice President and CFO of Borealis Capital Corporation, a Toronto-based merchant bank as well as Vice President of Finance of OMERS Realty Corporation (ORC), the real estate entity of the Ontario Municipal Employees Retirement System. Mr. Gledhill is a Chartered Public Accountant and Certified Management Accountant and holds a Bachelor of Math Degree from the University of Waterloo. Mr. Gledhill is 57 years old and intends to devote the time necessary to serve as a director of the Corporation.

Corporate Cease Trade Orders

Other than disclosed below, to the knowledge of the Corporation, no Director or proposed Director of the Corporation is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director or chief executive officer or chief financial officer of any company (including the Corporation) that: (a) was the subject of an order (as defined in Form 51-102F5 under National Instrument 51-102 Continuous Disclosure Obligations) that was issued while the Director or proposed Director was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Director or proposed Director ceased to be a director, chief executive officer or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant Corporation access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days.

On April 25, 2016, CO2 Gro Inc. (formerly BlueOcean NutraSciences Inc.) (“BOC”) applied to the applicable Canadian securities regulatory authorities pursuant to National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults (“Policy 12-203”) for a MCTO, which precluded members of management (including Stephen Gledhill, CFO) from trading BOC common shares until such time as the MCTO is no longer in effect. The MCTO was sought by BOC as it would not be filing its audited annual financial statements, related management discussion and analysis and applicable officer certifications (the “Annual Materials”) by the deadline date of April 29, 2016. On May 9, 2016, the OSC granted a temporary MCTO, effective until May 16, 2016. On May 16, 2016, the OSC issued a permanent MCTO in effect until 2 days following BOC filing its Annual Materials with the applicable regulatory authorities. On July 19, 2016, BOC filed its Annual Materials and on July 21, 2016, the MCTO was lifted.

On January 12, 2016 (further to a TSX Venture Exchange Bulletin dated January 11, 2016), Gemoscan Canada, Inc.’s (“GES”) shares were suspended from trading on the TSX Venture Exchange for failing to maintain exchange requirements, GES having made assignment into bankruptcy. Effective January 13, 2016, GES’s listing was transferred to the NEX. Stephen Gledhill served as CFO of GES from August 2010 to November 2015.

Other than disclosed above, no Director or proposed Director of the Corporation: (a) is, or within 10 years before the date hereof has been a director or executive officer of a corporation (including the Corporation) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Director or proposed Director.

No Director or proposed Director of the Corporation has been subject to any: (a) penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for the Director or proposed Director.

If you complete and return the proxy for the Meeting, the persons designated in the proxy for the Meeting intend to vote at the Meeting, or any adjournment thereof, FOR the re-election of J. Obie Strickler, Abhilash Patel and Stephen Gledhill as Directors, unless you specifically direct that your vote be withheld.

4.	APPOINTMENT AND REMUNERATION OF AUDITORS

At the Meeting, Shareholders will be asked to approve a resolution re-appointing MNP LLP, Chartered Accountants, as auditors for the Corporation, to hold office until the next annual meeting of Shareholders, and to authorize the Directors to fix their remuneration. MNP LLP, Chartered Accountants, have acted as the Corporation’s auditors since their appointment on November 14, 2017.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF MNP LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND THE AUTHORIZING OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

If you complete and return the Management Proxy, the persons designated in the Management Proxy intend to vote at the Meeting, or any adjournment thereof, FOR the re-appointment of MNP LLP as auditors of the Corporation and to authorize the Board to fix the auditors’ remuneration, unless you specifically direct that your vote be withheld.

5.	SHARE AMENDMENT

The share amendment resolution (the “Share Amendment Resolution”) proposes an amendment to articles of the Corporation (the “Share Amendment”), to amend the rights and restrictions of the existing class of Common Shares and redesignate such class as Subordinate Voting Shares, and to create a new class of shares designated as Multiple Voting Shares. The terms of the Subordinate Voting Shares and Multiple Voting Shares are set out in Schedule “A” to this Information Circular (collectively, the “New Share Classes”).

The New Share Classes are being proposed in order to minimize the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for purposes of determining whether the Corporation is a “foreign private issuer” for purposes of United States securities laws.

To be effective, the Share Amendment Resolution requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. In addition, the Share Amendment Resolution will be used to approve a “restricted security reorganization” pursuant to National Instrument 41-101 – General Prospectus Requirements and Ontario Securities Commission Rule 56-501 – Restricted Shares (the “Restricted Share Rules”). The Restricted Share Rules require that a restricted security “reorganization” receive prior majority approval of the securityholders of the Corporation in accordance with applicable law, excluding any votes attaching to securities held, directly or indirectly, by affiliates of the Corporation or control persons of the Corporation. J. Obie Strickler is a control person of the Corporation and the 28,641,766 Common Shares held by Mr. Strickler will be excluded from voting on the Amendment Resolution under the Restricted Share Rules.

A description of the terms, including voting rights, of the Subordinate Voting Shares and Multiple Voting Shares can be found in Schedule “A” attached to this Information Circular. The Subordinate Voting Shares are convertible by the holder at any time into Multiple Voting Shares, including in the event of a takeover bid for the Multiple Voting Shares. The Multiple Voting Shares are convertible by the holder into Subordinate Voting Shares subject to certain conditions as described in Schedule “A”, such as in the event a takeover bid for the Subordinate Voting Shares.

Registered Shareholders will receive a letter of transmittal containing instructions for exchange of their share certificates in connection with the Share Amendment. The Share Amendment Resolution also authorizes the Board to elect not to proceed with, and abandon, the Share Amendment at any time if it determines, in its sole discretion, to do so, without further approval of the Shareholders. If the Board in its discretion does not implement the Share Amendment prior to the next annual meeting of Shareholders, the authority granted by the Share Amendment Resolution to implement the Share Amendment on these terms would lapse and be of no further force or effect.

Following a vote by the Board to implement the Share Amendment, the Corporation will file articles of amendment with the Director under the OBCA to amend the Corporation’s articles of incorporation. The Share Amendment will become effective on the date shown in such certificate of amendment issued by the Director under the OBCA or such other date indicated in such articles of amendment, provided that, in any event, such date will be prior to the date of the next annual meeting of Shareholders.

Shareholders will be asked to consider and, if deemed appropriate, to pass the following special resolution:

“IT IS HEREBY RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the board of directors of the Corporation is hereby authorized and approved to file articles of amendment to the articles of the Corporation to amend the rights and restrictions of the existing class of Common Shares without par value and to redesignate such class as “Subordinate Voting Shares” such that such Subordinate Voting Shares have the special rights and restrictions as substantially set out in Schedule “A” to the Information Circular, and to create a new class of Multiple Voting Shares without par value having the special rights and restrictions as substantially set out in Schedule “A” to the Information Circular;

2.	any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including the delivery of articles of amendment in the prescribed form to the Director appointed under the OBCA, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.	the board of directors of the Corporation is hereby authorized to revoke this special resolution before it is acted on without further approval of the Shareholders.”

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE AMENDMENT RESOLUTION. IN ORDER TO BE PASSED, NOT LESS THAN TWO-THIRDS OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE SHARE AMENDMENT RESOLUTION.

If you complete and return the Management Proxy, the persons designated in the Management Proxy intend to vote at the Meeting, or any adjournment thereof, FOR the approval of the Share Amendment Resolution, unless you specifically direct that your vote be voted against the Share Amendment Resolution.

Shareholders’ Right to Dissent with Respect to the Amendment to the Articles

Under section 185 of the OBCA, a registered Shareholder may dissent with respect to the proposed amendment to the articles of the Corporation. If the amendment to the articles is completed, a dissenting Shareholder who strictly complies with the procedures set out in the OBCA will be entitled to be paid the fair value of his, her or its Common Shares in connection with which her, his or its right to dissent was exercised. Registered Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in the OBCA may result in the loss or unavailability of any right to dissent. A summary of the dissent rights available to Shareholders are set out in Schedule “B” to this Information Circular.

6.	NEW STOCK OPTION PLAN

The Corporation proposes to adopt the New Stock Option Plan, subject to Shareholder approval.

At the Meeting, the Shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution approving the New Stock Option Plan (the “New Stock Option Plan Resolution”).

To be effective, the New Stock Option Plan Resolution requires the affirmative vote of not less than a majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. For purposes of approval of the New Stock Option Plan Resolution, the current Officers, Directors and insiders of the Corporation will be eligible to participate in the New Stock Option Plan and thus, their Common Shares will be excluded in determining whether the New Stock Option Plan Resolution has been approved at the Meeting.

Shareholder approval of the New Stock Option Plan is necessary for certain purposes, including for the Corporation to facilitate grants of incentive stock options for purposes of Section 422 of the United States Internal Revenue Code of 1986, as amended. If Shareholders do not approve the New Stock Option Plan, it will not go into effect.

Summary of New Stock Option Plan

The following is a description of the material terms and conditions of the New Stock Option Plan. The New Stock Option Plan shall be administered by the Board, or if appointed, by a special committee of Directors appointed from time to time by the Board. The aggregate number of Subordinate Voting Shares which may be reserved for issue under the New Stock Option Plan shall not exceed 10% of the issued and outstanding number of Subordinate Voting Shares (inclusive of the number of Subordinate Voting Shares underlying the Multiple Voting Shares on an “as converted basis”). The number of Subordinate Voting Shares subject to an option to a participant shall be determined by the Board, but no participant shall be granted an option which exceeds the maximum number of shares permitted by any stock exchange on which the Subordinate Voting Shares are then listed, or other regulatory body having jurisdiction. The exercise price of the Subordinate Voting Shares covered by each option shall be determined by the Board, provided however, that the exercise price shall not be less than the price permitted by any stock exchange on which the Subordinate Voting Shares are then listed, or other regulatory body having jurisdiction. The maximum term of any option shall be ten (10) years from the date the option is granted, provided that participant’s options expire ninety (90) days after a participant ceases to act for the Corporation, subject to extension at the discretion of the Board, except upon the death of a participant, in which case the participant's estate shall have twelve (12) months in which to exercise the outstanding options. The New Stock Option Plan includes a provision that should an option expiration date fall within a blackout period or immediately following a blackout period, the expiration date will automatically be extended for ten (10) business days following the end of the blackout period. The Board has the absolute discretion to amend or terminate the New Stock Option Plan.

Shareholders will be asked at the Meeting to consider and, if thought advisable, pass the New Stock Option Plan Resolution, substantially in the following form:

“IT IS HEREBY RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	all existing stock option plans of the Corporation, including the current option plan of the Corporation, are hereby terminated and the New Stock Option Plan is hereby authorized and approved as the stock option plan of the Corporation and all unallocated options, rights and other entitlements issuable thereunder be and are hereby approved and authorized;

2.	the form of the Stock Option Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation; and

3.	any one or more of the directors or officers of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolution, the execution of any such document or the doing of any such other act or thing by any director or officer of the Corporation being conclusive evidence of such determination.”

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE NEW STOCK OPTION PLAN RESOLUTION. IN ORDER TO BE PASSED, A MAJORITY OF THE VOTES CAST AT THE MEETING IN PERSON OR BY PROXY MUST BE VOTED IN FAVOUR OF THE NEW STOCK OPTION PLAN RESOLUTION.

If you complete and return the Management Proxy, the persons designated in the Management Proxy intend to vote at the Meeting, or any adjournment thereof, FOR the New Stock Option Plan Resolution, unless you specifically direct that your vote be voted against the New Stock Option Plan Resolution.

OTHER MATTERS

The Corporation knows of no other matters to be brought before the Meeting. If any amendment, variation or other business is properly brought before the Meeting, the enclosed form of Management Proxy and voting instruction confers discretion on the persons named on the form of Management Proxy to vote on such matters in accordance with their best judgment.

EXECUTIVE COMPENSATION

For purposes of this Information Circular, a “Named Executive Officer” of the Corporation means an individual who, at any time during the year, was:

(a)	the Corporation’s chief executive officer (“CEO”);

(b)	the Corporation’s chief financial officer (“CFO”);

(c)	each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, during the last completed financial year of the Corporation, there were two (2) Named Executive Officers, being James Cassina and Ritwik Uban.

There were three (3) Directors during the last completed financial year of the Corporation, being James Cassina, Ritwik Uban and Dikshant Batra.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Corporation has constituted a committee of the Board to serve as a compensation committee (the “Compensation Committee”). The Compensation Committee is appointed by the Board to establish policies and procedures with respect to the compensation of the Corporation’s Directors and Officers. The Compensation Committee has overall responsibility for approving and evaluating compensation plans, policies and programs of the Corporation. The Compensation Committee members may be replaced by the Board.

The Compensation Committee is comprised of a majority of independent Directors. The current Compensation Committee is comprised of J. Obie Strickler (not independent), Abhilash Patel (independent) and Stephen Gledhill (independent). Under the proposed slate of the directors, the current members of the Compensation Committee will be re-appointed. Recognizing the importance of an independent dialogue, in determining the appropriate level of compensation payable to Mr. J. Obie Strickler, the independent members of the Compensation Committee subjectively and quantitatively analyze his performance using the criteria discussed in this section below. In addition, the Compensation Committee reviews the adequacy and form of compensation in comparison to other companies of similar size and stage of development as described further below.

Compensation Committee Mandate

The Compensation Committee is appointed by the Board of Directors to assist the Board in carrying out its responsibilities by:

●	Reviewing compensation and human resources issues in support of the achievement of the Corporation’s business strategy and making recommendations to the Board as appropriate.

●	Reviewing and approving corporate goals and objectives relevant to Chief Executive Officer’s compensation.

●	Evaluating the Chief Executive Officer’s performance against those goals and objectives.

●	Making recommendations to the Board with respect to the Chief Executive Officer’s compensation.

●	Reviewing issues and overseeing the investment management of the Corporation’s savings and investment plans, if applicable.

Compensation Philosophy

Compensation of executive officers of the Corporation is recommended to the Board of Directors by the Compensation Committee. In its review process, the Compensation Committee relies on input from management on the assessment of executives and Corporation performance.

The Compensation Committee establishes management compensation policies and oversees their general implementation. All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. All members are or have held senior executive or director roles within significant businesses, Mr. Gledhill has public company experience, and all have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metrics for measuring success.

Risk management is a primary consideration of the Compensation Committee when implementing its compensation program. The Compensation Committee does not believe that the Corporation’s current compensation program results in unnecessary or inappropriate risk-taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made until performance goals have been met.

Executive compensation is generally based on pay for performance and to be competitive with other firms of comparable size in similar fields. The Chief Executive Officer makes recommendations to the Compensation Committee as to the compensation of managers, other than himself, for approval by the Board. The Compensation Committee makes recommendations to the Board as to the compensation of the Chief Executive Officer, for approval, in accordance with the same criteria upon which the compensation of other managers are based.

Executive compensation is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on various pre-set criteria and the degree of achievement of objectives sets by the Compensation Committee. These performance goals will therefore take into account (1) the compliance with budgeted results, (2) the Corporation’s share performance during the last completed financial year, and (3) the business development and personal achievement fulfilled by each executive employee, as the case may be. Generally, new stock option grants do not take into account previous grants of options when considering new grants.

The President and Chief Executive Officer’s salary is based on comparable market consideration and the Compensation Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation. The Corporation aims to achieve these objectives by: (i) providing executive compensation which is competitive with what is offered by comparable companies; (ii) ensuring that the achievement of annual objectives is rewarded through the payment of bonuses; and (iii) providing executives with long-term incentive through the grant of stock options.

The compensation paid to the Named Executive Officers will be based on comparisons to compensation paid to officers of companies in a similar business, size and stage of development and will reflect the need to provide incentives and compensation for the time and effort expended by the Named Executive Officers, while taking into account the financial and other resources of the Corporation, as well as increasing short and long-term shareholder value.

Compensation Elements

Compensation of Named Executive Officers is revised each year and has been structured to encourage and reward the executive officers on the bases of short-term and long-term corporate performance. In the context of the analysis of the compensation for the financial year ended August 31, 2018, the following components were examined:

(i)	base salary;

(ii)	annual performance incentive relative to base compensation consisting of cash and stock options;

(iii)	grant of stock options of the Corporation; and

(iv)	other elements of compensation which may include shares of the Corporation.

Base Salary

The compensation of the Corporation’s executive officers is determined by the Board upon recommendations made by the Compensation Committee. Executive compensation is generally based on performance and what is being offered by other firms of comparable size in similar fields.

Annual Incentive Plan

The Corporation has a bonus plan for its executive officers, representing a percentage of their base annual salary. The grant of bonuses for performance is left at the discretion of the Board of Directors upon the recommendation of the Compensation Committee, based on the financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, as more fully described above.

Option-based Awards

The Corporation believes that encouraging its Officers and employees to become Shareholders is the best way of aligning their interests with those of its Shareholders. Equity participation is accomplished through the Corporation’s stock option plan. Options will be granted to management and employees taking into account a number of factors, including, base salary and bonuses, and competitive factors.

The Option component of compensation provided by the Corporation is intended to advance the interests of the Corporation by encouraging the Directors, Officers, employees and consultants of the Corporation to acquire Common Shares, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs. Grants under the Corporation’s stock option plan are intended to provide long term awards linked directly to the market value performance of the Corporation’s Common Shares. The Board will review the Compensation Committee’s recommendations for the granting of Options to management, Directors, Officers, other employees, and consultants of the Corporation and its subsidiaries. Options will be granted according to the specific level of responsibility of the particular Director, Officer, employee or consultant. The number of outstanding Options will also be considered by the Board when determining the number of Options to be granted in any particular year due to the limited number of Options which are available for grant under the Corporation’s stock option plan.

The Corporation does not currently maintain a stock option plan but will grant options under the New Stock Option Plan should be New Stock Option Plan Resolution be approved at the Meeting.

Purchase of Financial Instruments

The Corporation has not adopted any policies or imposed any contractual obligations to restrict the ability of a Named Executive Officer or a Director to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation by the Corporation or held, directly or indirectly, by the Named Executive Officer or Director. The Board discourages the practice of purchasing the securities described above.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers and Directors for the two most recently completed financial periods ended August 31, 2018 and August 31, 2017:

Name	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)(1)	Value of perquisites	Value of all other compensation ($)	Total compensation ($)
James Cassina,	2018	$60,000	Nil	$100	Nil	$100	$60,100
Former CFO and Director(2)(3)	2017	$60,000	Nil	$1,300	Nil	$1,300	$61,300
Ritwik Uban,	2018	Nil	Nil	Nil	Nil	Nil	Nil
Former President, CEO and Director(2)(4)(5)	2017	$65,481	Nil	$1,300	Nil	$1,300	$66,781
Dikshant Batra,	2018	Nil	Nil	$100	Nil	$100	$100
Former Director(4)	2017	Nil	Nil	$1,300	Nil	$1,300	$1,300

Notes:

(1)	Accrued on account of Directors fees at a rate of $100 per meeting.

(2)	James Cassina has been the acting Chief Financial Officer for the years ended August 31, 2018, 2017 and 2016 and was appointed President of the Corporation on June 18, 2010. James Cassina resigned as President of the Corporation on September 9, 2016 upon the appointment of Ritwik Uban as President. Mr. Cassina resigned as the Chief Executive Officer and Director on November 15, 2018 upon completion of the RTO Transaction.

(3)	Management fees.

(4)	On September 9, 2016, the Corporation entered into an employment agreement with Mr. Uban under which the Corporation agreed to pay to Mr. Uban, a base salary of $90,000 and grant one hundred thousand (100,000) common share purchase options. Effective May 21, 2017, the Corporation and Mr. Uban agreed to amend the terms of the employment agreement, by reducing Mr. Uban’s base salary to $10.00 annually, allowing Mr. Uban to contract his services to Torinit Technologies Inc. (“Torinit”), contemporaneous with his continued employment with the Corporation and providing a top up provision of up to $1,500 in a month from the Corporation if the gross compensation earned by Mr. Uban from Torinit during June, July and August of 2017 (the “Period”), reduces the overall compensation earned by Mr. Uban below $7,500 in any such month during the Period. Mr. Uban ceased to be President and Chief Executive Officer of the Corporation on November 15, 2018 upon completion of the RTO Transaction.

(5)	Dikshant Batra and Ritwik Uban were appointed as Directors on September 9, 2016 and ceased to be Directors on November 15, 2018 upon completion of the RTO Transaction.

Stock options and other compensation securities

Set forth in the table below is a summary of all compensation securities granted or issued to each Director and Named Executive Officer by the Corporation or one of its subsidiaries in the financial year ended August 31, 2018 for services provided or to be provided, directly or indirectly, to the Corporation or any of its subsidiaries.

Name	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
James Cassina, Former CFO	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Ritwik Uban, Former President and CEO	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Dikshant Batra, Director	N/A	Nil	Nil	Nil	Nil	Nil	Nil

Exercise of Compensation Securities by Directors and NEOs

Set forth below is a summary of each exercise by a Director or Named Executive Officer of compensation securities during the financial year ended August 31, 2018.

Name	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
James Cassina, Former CFO	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Ritwik Uban, Former President and CEO	N/A	Nil	Nil	Nil	Nil	Nil	Nil
Dikshant Batra, Former Director	N/A	Nil	Nil	Nil	Nil	Nil	Nil

Management and Employment Agreements

The Corporation did not have any management services or employment agreement in place during the financial year ended August 31, 2018.

Termination and Change of Control Benefits

As of the date of this Circular, no employment or management agreement entered into by the Corporation includes change of control provisions.

RTO Transaction

Upon the completion of the reverse takeover of the Corporation by Grown Rogue Unlimited, LLC on November 15, 2018 (the “RTO Transaction”), J. Obie Strickler was added to the Board of Directors and was appointed as the President and Chief Executive Officer of the Corporation. Upon the completion of the RTO Transaction, Michael Johnston was appointed as the Chief Financial Officer and Corporate Secretary of the Corporation and Abhilash Patel and Stephen Gledhill were added as Directors. For further details relating to the RTO Transaction please see the Corporation’s Listing Statement dated November 23, 2018 as available under the Corporation’s profile at www.sedar.com.

It is expected that Mr. Strickler’s salary for the financial year ended October 31, 2019 will be US$180,000. In addition, Mr. Johnston is expected to receive fees in his role as CFO in the amount of $60,000. The Board has approved director fees in the amount of US$60,000 (to be paid in Common Shares) for each independent director for the current financial year, including an additional US$2,000 per month in cash and $3,500 per month in Common Shares for Mr. Gledhill in his role as Chair of the Audit Committee and the Compensation Committee. The Corporation intends to enter into an executive employment agreement with Mr. Strickler prior to the end of the current financial year.

PENSION PLAN BENEFITS

No benefits were paid, and no benefits are proposed to be paid to any Directors or Named Executive Officers under any pension or retirement plan.

The Corporation does not have any plans, other than its stock option plan, pursuant to which cash or non-cash compensation is paid or distributed to the Directors and Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Set forth below is a summary of securities issued and issuable under all equity compensation plans for the Corporation as at August 31, 2018. As at August 31, 2018, the Corporation’s stock option plan was the only equity compensation plan of the Corporation.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	Nil	(1)	N/A	1,056,632
Equity compensation plans not approved by security holders	Nil		N/A	Nil
Total	Nil		N/A	1,056,632

Notes:

(1)	Option issued under the Corporation’s existing 20% rolling stock option plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation, and each associate of any such director, executive officer or proposed nominee: (a) is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries or (b) has indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, none of the informed persons of the Corporation (as defined in National Instrument 51-102 Continuous Disclosure Obligations), nor any proposed nominee for election as a Director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and that none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation and will materially affect the Corporation.

CORPORATE GOVERNANCE

Effective June 30, 2006, the securities regulatory authorities in Canada adopted National Instrument 58101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”). NP 58-201 contains a series of guidelines for effective corporate governance. The guidelines deal with such matters as the constitution and independence of corporate boards, their functions, the experience and education of board members and other items dealing with sound corporate governance.

Corporate governance refers to the way the business and affairs of a reporting issuer are managed and relates to the activities of the board, the members of who are elected by and are accountable to the Shareholders. Corporate governance takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision-making. Pursuant to NI 58-101 the Corporation has established its corporate governance practices.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

The independent members of the Board at present are Mr. Abhilash Patel and Mr. Stephen Gledhill. The non-independent Director is Mr. J. Obie Strickler. The proposed slate of Directors will be comprised of two (2) independent Directors (Mr. Abhilash Patel and Mr. Stephen Gledhill) and 1 non-independent Director (Mr. J. Obie Strickler).

The Board facilitates its independent supervision over management by having regular Board meetings and by establishing and implementing prudent corporate governance policies and procedures.

The Board has adopted policies to provide leadership for the independent Directors.

After the date of their appointment as Directors, all Directors have attended all Board meetings held since the completion of the RTO Transaction.

Board of Directors Mandate

The Board approved and adopted its Directors’ mandate. Roles and responsibilities of the Board are those typically assumed by a board of directors.

GENERAL

The fundamental responsibility of the Board is to appoint a competent senior management team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

SPECIFIC

Senior Management Responsibility

●	Appoint the CEO and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

●	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of senior management’s responsibilities.

●	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

●	Establish limits of authority delegated to senior management.

Operational Effectiveness and Financial Reporting

●	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

●	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

●	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

●	Ensure that an adequate system of internal control exists.

●	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

●	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

●	Approve annual operating and capital budgets.

●	Review and consider for approval all amendments or departures proposed by senior management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

●	Review operating and financial performance results relative to established strategy, budgets and objectives.

Ethics, Integrity and Code of Conduct

●	Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

●	Approve a Business Code of Conduct for Directors, Officers, employees, contractors and consultants and monitor compliance with the Business Code of Conduct and approve any waivers of the Business Code of Conduct for officers and directors.

Board Process/Effectiveness

●	Ensure that Board materials are distributed to Directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

●	Approve the nomination of Directors.

●	Provide a comprehensive orientation to each new Director.

●	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

●	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

●	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

●	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

●	Review the adequacy and form of the Directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a Director.

●	Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests or is contemplating potential investment.

●	Directors shall meet regularly, and in no case less frequently than quarterly, without senior management participation.

●	In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

POSITION DESCRIPTIONS

How the Board Delineates the Role and Responsibilities of the Chair

A written description has been developed for the Chair of the Board. The fundamental responsibility of the Chair of the Board of Directors of the Corporation is to effectively manage the affairs of the Board.

How the Board Delineates the Role and Responsibilities of the Chief Executive Officer

The Board has developed a written position description of the CEO. The CEO’s objectives are discussed and decided during the Compensation Committee meetings following the CEO’s presentation of the annual plan. These objectives include the mandate to maximize shareholder value. The Board approves the CEO objectives for the Corporation on an annual basis.

Orientation and Continuing Education

When new Directors are appointed they receive orientation, commensurate with their previous experience, on the Corporation’s business, assets, industry, and on the responsibilities of Directors. Board meetings may also include presentations by the Corporation’s management and employees to give the Directors additional insight into the Corporation’s business.

Ethical Business Conduct

The Board of Directors adopted a Code of Conduct for its Directors, Officers, and employees. Since its adoption by the Board, any breach of the Code of Conduct must be brought to the attention of the Board by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct.

Steps Taken to Ensure Directors Exercise Independent Judgement

Since the adoption of the Code of Conduct, the Board actively monitors compliance with the Code of Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Conduct has specific procedures for reporting noncompliance practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, a Director of the Corporation must immediately disclose to the Board any situation that may place him or her in a conflict of interest. Any such declaration of interest is recorded in the minutes of the meeting. The Director abstains, except if required, from the discussion and voting on the question. In addition, an interested Director will excuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

Nomination of Directors

The Board will consider its size each year when it considers the number of Directors to recommend to the Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The selection of the nominees of the Board is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board, including ethical character, integrity and maturity of judgement, the level of experience, their ideas regarding the material aspects of the business, the expertise of the candidates in the fields relevant to the Corporation, the will and ability of the candidates to devote the necessary time to their duties, the Board and its committees, the will of the candidates to serve the Board for numerous consecutive financial periods, and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of the Director of the Corporation and its Shareholders.

The Corporation may use various sources in order to identify the candidates for the Board, including its own contacts and references from other Directors, Officers, advisors of the Corporation, and executive placement agencies.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of Directors required by the Corporation, this policy will be reviewed.

Compensation Committee

The Compensation Committee has the responsibility of evaluating governance, compensation, performance incentives as well as benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board. This committee also reviews the amount and method of compensation granted to the Directors. The Compensation Committee may mandate an external firm in order to assist it during the execution of its mandate. The Compensation Committee considers time commitment, comparative fees and responsibility in determining compensation. The Compensation Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the Exchange regarding corporate governance. See “Executive Compensation – Compensation Committee” for additional details.

The current Compensation Committee is comprised of J. Obie Strickler, Abhilash Patel and Stephen Gledhill. The Compensation Committee will be comprised of the same individual Directors under the proposed slate of the Directors.

Directorships

No Director or proposed Director of the Corporation is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction.

AUDIT COMMITTEE CHARTER

The Audit Committee is appointed by the Board of Directors to assist the Board in fulfilling its oversight responsibilities.

The Audit Committee’s primary duties and responsibilities are to:

●	Review management’s identification of principal financial risks and monitor the process to manage such risks.

●	Oversee and monitor the Corporation’s compliance with legal and regulatory requirements.

●	Receive and review the reports of the Audit Committee of any subsidiary with public securities.

●	Oversee and monitor the Corporation’s accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting and accounting compliance.

●	Oversee audits of the Corporation’s financial statements.

●	Oversee and monitor the qualifications, independence and performance of the Corporation’s external auditors and internal auditing department.

●	Provide an avenue of communication among the external auditors, management, the internal auditing department; and the Board.

●	Report to the Board regularly.

The Audit Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The Audit Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility.

The Corporation’s Audit Committee is comprised of J. Obie Strickler (not independent), Abhilash Patel (independent) and Stephen Gledhill (independent). Stephen Gledhill is the chairman of the Audit Committee. Under the proposed slate of Directors, the Audit Committee will be comprised of the same individuals. Based on the experience of the Audit Committee members described below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Under the proposed slate of Directors, the Audit Committee will consist of two independent members and one non-independent member. A member of the Audit Committee is independent if the member has no direct or indirect material relationship with the Corporation. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

All the proposed Audit Committee members are financially literate. A member of the Audit Committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation. From the experience described above, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee.

Relevant Education and Experience

As set out below, each member of the Corporation’s present Audit Committee has adequate education and experience that is relevant to his performance as an Audit Committee member and, in particular, the requisite education and experience that have provided the member with:

(a)	an understanding of the accounting principles used by the Corporation to prepare its financial statements and the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;

(b)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising individuals engaged in such activities; and

(c)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any external auditor that was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year ended August 31, 2018, the Corporation has not relied on the exemption in Section 2.4 (De Minimis Non-Audit Services) of National Instrument 52-110 Audit Committees (“NI 52-110”) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. The Corporation is relying upon the exemption in Section 6.1 (Venture Issuers) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditors in each of the last three fiscal years for audit fees are as follows:

Financial Year Ending August 31,	Audit Fees ($)	Audit Related Fees ($)	Tax Fees(1)	All Other Fees ($)
2018	$21,400	Nil	Nil	Nil
2017	$21,400	Nil	Nil	Nil
2016	$30,000	$6,500	$5,000	Nil

Notes:

(1)	Tax Fees include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

Other Board Committees

The Board has no committees other than the Audit Committee, and the Compensation Committee.

Assessments

The Board monitors the adequacy of information given to Directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board of Directors does not consider that formal assessments would be useful at this stage of the Corporation’s development. The Board conducts informal annual assessments of the Board’s effectiveness, the individual Directors, the Audit Committee and the Compensation Committee. As part of the assessments, the Board may review its mandate and conduct reviews of applicable corporate policies.

ADDITIONAL INFORMATION

Financial information regarding the Corporation is provided in the Corporation’s audited annual consolidated financial statements for the financial year ended August 31, 2018 and the accompanying management’s discussion and analysis. Written requests for a copy of the above documents should be directed to the Corporation: c/o Miller Thomson LLP, Scotia Plaza, 40 King St. W., Suite 5800, PO Box 1011, Toronto, Ontario, M5H 3S1, Attention to Grown Rogue International Inc.: Michael Johnston, CFO and Corporate Secretary.

Additional information concerning the Corporation is also available online at www.sedar.com.

DIRECTORS’ APPROVAL OF INFORMATION CIRCULAR

The contents and the sending of this Information Circular to the Shareholders have been approved by the Board.

DATED at Toronto, Ontario this 14th day of June, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer

SCHEDULE A

Terms of Subordinate Voting Shares

(1)	An unlimited number of Subordinate Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights. Holders of Subordinate Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held.

(b)	Alteration to Rights of Subordinate Voting Shares. As long as any Subordinate Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Subordinate Voting Shares.

(c)	Dividends. Holders of Subordinate Voting Shares shall be entitled to receive as and when declared by the directors, dividends in cash or property of the Corporation. No dividend will be declared or paid on the Subordinate Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares.

(d)	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Subordinate Voting Shares shall, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Subordinate Voting Shares be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(e)	Rights to Subscribe; Pre-Emptive Rights. The holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(f)	Subdivision or Consolidation. No subdivision or consolidation of the Subordinate Voting Shares or Multiple Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares and Multiple Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

(g)	Conversion. Each issued and outstanding Subordinate Voting Shares may at any time, at the option of the holder, be converted at the inverse of the Conversion Ratio then in effect. The conversion right may be exercised at any time and from time to time by notice in writing delivered to the transfer agent accompanied by the certificate or certificates representing the Subordinate Voting Shares or, if uncertificated, such other evidence of ownership as the transfer agent may require, in respect of which the holder wishes to exercise the right of conversion. The notice must be signed by the registered holder of the Subordinate Voting Shares in respect of which the right of conversion is being exercised or by his, her or its duly authorized attorney and must specify the number of Subordinate Voting Shares which the holder wishes to have converted. Upon receipt of the conversion notice and share certificate(s) or other evidence of ownership satisfactory to the transfer agent, and after paying any applicable stamp tax or similar duty on or in respect of such conversion, the Corporation will issue a share certificate or other evidence of ownership representing Multiple Voting Shares on the basis set out above to the registered holder of the Subordinate Voting Shares. If fewer than all of the Subordinate Voting Shares represented by a certificate accompanying the notice are to be converted, the holder is entitled to receive a new certificate representing the shares comprised in the original certificate which are not to be converted. Subordinate Voting Shares converted into Multiple Voting Shares hereunder will automatically be cancelled.

(h)	Conversion of Subordinate Voting Shares Upon an Offer. In the event that an offer is made to purchase Multiple Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Multiple Voting Shares are then listed, to be made to all or substantially all the holders of Multiple Voting Shares in a province or territory of Canada to which the requirement applies, each Subordinate Voting Share shall become convertible at the option of the holder into Multiple Voting Shares at the inverse of the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Subordinate Voting Shares for the purpose of depositing the resulting Multiple Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinated Voting Shares shall deposit under the offer the resulting Multiple Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)	give written notice to the transfer agent of the exercise of such right, and of the number of Subordinate Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the transfer agent the share certificate or certificates representing the Subordinate Voting Shares in respect of which the right is being exercised or, if uncertificated, such other evidence of ownership as the transfer agent may require, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Multiple Voting Shares, resulting from the conversion of the Subordinate Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Multiple Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Multiple Voting Shares being taken up and paid for, the Multiple Voting Shares resulting from the conversion will be re-converted into Subordinate Voting Shares at the then Conversion Ratio and a share certificate representing the Subordinate Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Multiple Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

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Terms of Multiple Voting Shares

(1)	An unlimited number of Multiple Voting Shares, without nominal or par value, having attached thereto the special rights and restrictions as set forth below:

(a)	Voting Rights. Holders of Multiple Voting Shares shall be entitled to notice of and to attend at any meeting of the shareholders of the Corporation, except a meeting of which only holders of another particular class or series of shares of the Corporation shall have the right to vote. At each such meeting, holders of Multiple Voting Shares will be entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted, which for greater certainty, shall initially equal 1000 votes per Multiple Voting Share.

(b)	Alteration to Rights of Multiple Voting Shares. As long as any Multiple Voting Shares remain outstanding, the Corporation will not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the Multiple Voting Shares. Consent of the holders of a majority of the outstanding Multiple Voting Shares shall be required for any action that authorizes or creates shares of any class having preferences superior to or on a parity with the Multiple Voting Shares. In connection with the exercise of the voting rights contained in this paragraph (b) each holder of Multiple Voting Shares will have one vote in respect of each Multiple Voting Share held.

(c)	Dividends. The holder of Multiple Voting Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Corporation simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

(d)	Liquidation, Dissolution or Winding-Up. In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Multiple Voting Shares will, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Multiple Voting Shares, be entitled to participate rateably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

(f)	Rights to Subscribe; Pre-Emptive Rights. The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities of the Corporation now or in the future.

(g)	Conversion. Subject to the Conversion Restrictions set forth in this Section (g), holders of Multiple Voting Shares Holders shall have conversion rights as follows (the “Conversion Rights”):

(i)	Right to Convert. Each Multiple Voting Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for such shares, into fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share, determined as hereafter provided, in effect on the date the Multiple Voting Share is surrendered for conversion. The initial “Conversion Ratio” for shares of Multiple Voting Shares shall be 1000 Subordinate Voting Shares for each Multiple Voting Share; provided, however, that the Conversion Ratio shall be subject to adjustment as set forth in this Section (g).

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(ii)	Conversion Limitations. Before any holder of Multiple Voting Shares shall be entitled to convert the same into Subordinate Voting Shares, the Board of Directors (or a committee thereof) shall designate an officer of the Corporation to determine if any Conversion Limitation set forth in Section (g)(iv) shall apply to the conversion of Multiple Voting Shares.

(iii)	Foreign Private Issuer Protection Limitation: The Corporation will use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Corporation shall not effect any conversion of Multiple Voting Shares, and the holders of Multiple Voting Shares shall not have the right to convert any portion of the Multiple Voting Shares, pursuant to Section (g) or otherwise, to the extent that after giving effect to all permitted issuances after such conversions of Multiple Voting Shares, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by residents of the United States (as determined in accordance with Rules 3b-4 and 12g3-2(a) under the Exchange Act (“U.S. Residents”)) would exceed forty percent (45%) (the “45% Threshold”) of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (the “FPI Protective Restriction”). The Board may by resolution increase the 45% Threshold and in the event of any such increase all references to the 45% Threshold herein shall refer instead to the amended threshold set by such resolution.

(iv)	Conversion Limitations. In order to effect the FPI Protection Restriction, each holder of Multiple Voting Shares will be subject to the 45% Threshold based on the number of Multiple Voting Shares held by such holder as of the date of the initial issuance of the Multiple Voting Shares and thereafter at the end of each of the Corporation’s subsequent fiscal quarters (each, a “Determination Date”), calculated as follows:

X = [(A x 0.45) - B] x (C/D)

Where on the Determination Date:

X = Maximum Number of Subordinate Voting Shares Available For Issue upon Conversion of Multiple Voting Shares by a holder.

A = The Number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding on the Determination Date.

B = Aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents on the Determination Date.

C = Aggregate number of Multiple Voting Shares held by holder on the Determination Date. D = Aggregate number of all Multiple Voting Shares on the Determination Date.

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For purposes of this subsection (g)(iv), the Board of Directors (or a committee thereof) shall designate an officer of the Corporation to determine as of each Determination Date: (A) the 45% Threshold and (B) the FPI Protective Restriction. Within thirty (30) days of the end of each Determination Date (a “Notice of Conversion Limitation”), the Corporation will provide each holder of record a notice of the FPI Protection Restriction and the impact the FPI Protective Provision has on the ability of each holder to exercise the right to convert Multiple Voting Shares held by the holder. To the extent that requests for conversion of Multiple Voting Shares subject to the FPI Protection Restriction would result in the 45% Threshold being exceeded, the number of such Multiple Voting Shares eligible for conversion held by a particular holder shall be prorated relative to the number of Multiple Voting Shares submitted for conversion. To the extent that the FPI Protective Restriction contained in this Section (g) applies, the determination of whether Multiple Voting Shares are convertible shall be in the sole discretion of the Corporation.

(v)	Mandatory Conversion. Notwithstanding subsection (g)(iv), the Corporation may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio (a “Mandatory Conversion”) if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

(A)	the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(B)	the Corporation is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act; and

(C)	the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission).

The Corporation will issue or cause its transfer agent to issue each holder of Multiple Voting Shares of record a Mandatory Conversion notice at least 20 days prior to the record date of the Mandatory Conversion, which shall specify therein, (i) the number of Subordinate Voting Shares into which the Multiple Voting Shares are convertible and (ii) the address of record for such holder. On the record date of a Mandatory Conversion, the Corporation will issue or cause its transfer agent to issue each holder of record on the Mandatory Conversion Date certificates representing the number of Subordinate Voting Shares into which the Multiple Voting Shares are so converted and each certificate representing the Multiple Voting Shares shall be null and void.

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(vi)	Mechanics of Conversion. Before any holder of Multiple Voting Shares shall be entitled to convert Multiple Voting Shares into Subordinate Voting Shares, the holder thereof shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for Subordinate Voting Shares, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Subordinate Voting Shares are to be issued (each, a “Conversion Notice”). The Corporation shall (or shall cause its transfer agent to), as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates for the number of Subordinate Voting Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Multiple Voting Shares to be converted, and the person or persons entitled to receive the Subordinate Voting Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Subordinate Voting Shares as of such date.

(vii)	Adjustments for Distributions. In the event the Corporation shall declare a distribution to holders of Subordinate Voting Shares payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not otherwise causing adjustment to the Conversion Ratio (a “Distribution”), then, in each such case for the purpose of this subsection, the holders of Multiple Voting Shares shall be entitled to a proportionate share of any such Distribution as though they were the holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for the determination of the holders of Subordinate Voting Shares entitled to receive such Distribution.

(viii)	Recapitalizations; Stock Splits. If at any time or from time-to-time, the Corporation shall effect a recapitalization of the Subordinate Voting Shares; (ii) issue Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares; (iii) subdivide the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares; (iv) consolidate the outstanding Subordinate Voting Shares into a smaller number of Subordinate Voting Shares; or (v) effect any similar transaction or action (each, a “Recapitalization”), provision shall be made so that the holders of Multiple Voting Shares shall thereafter be entitled to receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Corporation or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled on such Recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section (g) with respect to the rights of the holders of Multiple Voting Shares after the Recapitalization to the end that the provisions of this Section (g) (including adjustment of the Conversion Ratio then in effect and the number of Multiple Voting Shares issuable upon conversion of Multiple Voting Shares) shall be applicable after that event as nearly equivalent as may be practicable.

(ix)	No Fractional Shares and Certificate as to Adjustments. No fractional Subordinate Voting Shares shall be issued upon the conversion of any Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share. Whether or not fractional Subordinate Voting Shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Multiple Voting Shares the holder is at the time converting into Subordinate Voting Shares and the number of Subordinate Voting Shares issuable upon such aggregate conversion.

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(x)	Adjustment Notice. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio pursuant to this Section (g), the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Multiple Voting Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Multiple Voting Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Ratio for Multiple Voting Shares at the time in effect, and (C) the number of Subordinate Voting Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Multiple Voting Share.

(xi)	Effect of Conversion. All Multiple Voting Shares which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion (the “Conversion Time”), except only the right of the holders thereof to receive Subordinate Voting Shares in exchange therefor and to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion.

(xii)	Disputes. Any holder of Multiple Voting Shares that beneficially owns more than 5% of the issued and outstanding Multiple Voting Shares may submit a written dispute as to the determination of the conversion ratio or the arithmetic calculation of the conversion ratio of Multiple Voting Shares to Subordinate Voting Shares, the Conversion Ratio, 45% Threshold or the FPI Protective Restriction by the Corporation to the Board of Directors with the basis for the disputed determinations or arithmetic calculations. The Corporation shall respond to the holder within five (5) Business Days of receipt, or deemed receipt, of the dispute notice with a written calculation of the conversion ratio, the Conversion Ratio, 45% Threshold or the FPI Protective Restriction, as applicable. If the holder and the Corporation are unable to agree upon such determination or calculation of the Conversion Ratio, FPI Protective Restriction or the Beneficial Ownership Limitation, as applicable, within five (5) Business Days of such response, then the Corporation and the holder shall, within one (1) Business Day thereafter submit the disputed arithmetic calculation of the conversion ratio, Conversion Ratio, FPI Protective Restriction or the Beneficial Ownership Limitation to the Corporation’s independent, outside accountant. The Corporation, at the Corporation’s expense, shall cause the accountant to perform the determinations or calculations and notify the Corporation and the holder of the results no later than five (5) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

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(h)	Conversion of Upon an Offer. In addition to the conversion rights set out in Section (g), in the event that an offer is made to purchase Subordinate Voting Shares, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange, if any, on which the Subordinate Voting Shares are then listed, to be made to all or substantially all the holders of Subordinate Voting Shares in a province or territory of Canada to which the requirement applies, each Multiple Voting Share shall become convertible at the option of the holder into Subordinate Voting Shares at the Conversion Ratio then in effect, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right in this Section (h) may only be exercised in respect of Multiple Voting Shares for the purpose of depositing the resulting Subordinate Voting Shares under the offer, and for no other reason. In such event, the transfer agent for the Subordinate Voting Shares shall deposit under the offer the resulting Subordinate Voting Shares, on behalf of the holder.

To exercise such conversion right, the holder or his or its attorney duly authorized in writing shall:

(i)	give written notice to the transfer agent of the exercise of such right, and of the number of Multiple Voting Shares in respect of which the right is being exercised;

(ii)	deliver to the transfer agent the share certificate or certificates representing the Multiple Voting Shares in respect of which the right is being exercised or, if uncertificated, such other evidence of ownership as the transfer agent may require, if applicable; and

(iii)	pay any applicable stamp tax or similar duty on or in respect of such conversion.

No share certificates representing the Subordinate Voting Shares, resulting from the conversion of the Multiple Voting Shares will be delivered to the holders on whose behalf such deposit is being made. If Subordinate Voting Shares, resulting from the conversion and deposited pursuant to the offer, are withdrawn by the holder or are not taken up by the offeror, or the offer is abandoned, withdrawn or terminated by the offeror or the offer otherwise expires without such Subordinate Voting Shares being taken up and paid for, the Subordinate Voting Shares resulting from the conversion will be re-converted into Multiple Voting Shares at the inverse of Conversion Ratio then in effect and a share certificate representing the Multiple Voting Shares will be sent to the holder by the transfer agent. In the event that the offeror takes up and pays for the Subordinate Voting Shares resulting from conversion, the transfer agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

(i)	Notices of Record Date. Except as otherwise provided under applicable law, in the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Multiple Voting Shares, at least 20 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

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SCHEDULE B

SUMMARY OF DISSENT RIGHTS

Section 185 of the OBCA provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 of the OBCA in respect of the shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Beneficial Holder”) are registered either: (i) in the name of an intermediary that the Beneficial Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the intermediary is a participant. Accordingly, a Beneficial Holder will not be entitled to exercise the right to dissent under section 185 of the OBCA directly (unless the shares are re-registered in the Beneficial Holder’s name). A Beneficial Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Beneficial Holder deals with in respect of the applicable shares and either: (i) instruct the intermediary to exercise the right to dissent on the Beneficial Holder’s behalf (which, if the shares are registered in the name of CDS or another clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Beneficial Holder, in which case the Beneficial Holder would then have to exercise the right to dissent directly.

A registered Shareholder who wishes to invoke the provisions of section 185 of the OBCA (a “Dissenting Shareholder”) must send the Corporation a written objection to the Share Amendment Resolution (a “Notice of Dissent”) at the following address: c/o Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1. The Notice of Dissent must be sent at or before the Meeting. The sending of a Notice of Dissent does not deprive a registered Shareholder of his or her right to vote on the Share Amendment Resolution but a vote either in person or by proxy against the Share Amendment Resolution does not constitute a Notice of Dissent.

Within 10 days after the Share Amendment Resolution is approved, the Corporation must send a notice confirming passage for such resolution (the “Approval Notice”) to those Dissenting Shareholders who have not withdrawn their Notices of Dissent and did not vote in favour of the applicable resolution at the Meeting. Within 20 days after receipt of such Approval Notice (or if a Dissenting Shareholder entitled to receive the Approval Notice does not receive such Approval Notice, within 20 days after he, she or it learns of the approval of the applicable resolution), a Dissenting Shareholder who has not withdrawn her, his or its Notice of Dissent and did not vote in favour of the Share Amendment Resolution at the Meeting must send the Corporation a written notice containing her, his or its name and address, the number of shares of the Corporation held and a demand for payment of the fair value of such shares and, within 30 days after sending such written notice, such Dissenting Shareholder must also send the Corporation the appropriate share certificate(s), if any. If the amendment to the Articles contemplated in the Share Amendment Resolution becomes effective, the Corporation is required to determine the fair value of the Common Shares of the Corporation and to make a written offer to the Dissenting Shareholder to pay such amount. The fair value of those shares is to be determined as of the close of business on the last business day before the date on which the Share Amendment Resolution was adopted. If the Corporation fails to make a written offer or such offer is not accepted within 50 days after the amendment to the Articles, the Corporation may apply to the court to fix the fair value of such Common Shares. There is no obligation on the Corporation to apply to the court. If the Corporation fails to make such an application, a Dissenting Shareholder has the right to so apply within a further 20 days. If an application is made by either party, the final order of the court will fix the fair value of the Common Shares of all Dissenting Shareholders. The court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the date the shareholder ceased to have any rights by reason of their dissent until the date of payment.

A Dissenting Shareholder will cease to have any rights as a shareholder of the Corporation other than the right to be paid the fair value for her, his or its Common Shares upon the occurrence of the earliest of: (i) the amendment to the Articles becoming effective; (ii) the company and the Dissenting Shareholder entering into an agreement as to the payment to be made by the Corporation for the Dissenting Shareholder’s Shares; or (iii) the Court making an order fixing the fair value of the Common Shares. Until one of these three events occur, the Dissenting Shareholder may withdraw the Notice of Dissent or the Corporation may rescind the Share Amendment Resolution and the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

Dissenting Shareholders will not have any right other than those granted under the OBCA to have their Common Shares appraised or to receive the fair value thereof.

The above is only a summary and is expressly subject to the dissenting shareholder provisions of section 185 of the OBCA. The Corporation is not required to notify, and the Corporation will not notify, Shareholders of the time periods within which action must be taken in order for a Shareholder to exercise the Shareholder’s dissent rights. It is recommended that any Shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that Grown Rogue International Inc. (the “Corporation”) will hold its annual and special meeting of shareholders (the “Meeting”) at the offices of Miller Thomson LLP, Scotia Plaza, 40 King Street West, Suite 5800, Toronto, Ontario, M5H 3S1, on July 15, 2019, at 10:00 am (Toronto Time) for the following purposes:

1.	to present the audited consolidated financial statements of the Corporation for its prior years ended August 31, 2018 and 2017, and the independent auditor’s report thereon;

2.	to consider and, if deemed appropriate, approve, with or without variation, a special resolution to authorize the board of directors of the Corporation to determine the number of directors of the Corporation within the minimum and maximum numbers set forth in the articles of the Corporation and the number of directors to be elected at any annual meeting of shareholders of the Corporation;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to re-appoint the independent auditors of the Corporation and authorize the directors to fix the auditors’ remuneration;

5.	to consider, and, if thought appropriate, to pass, with or without variation, a special resolution, the full text of which is set forth in the accompanying management information circular of the Corporation dated June 14, 2019 (the “Information Circular”), approving the amendment to the articles of the Corporation to amend the rights and restrictions of the existing class of common shares in the capital of the Corporation (the “Common Shares”) and redesignate such class as subordinate voting shares; and to create a class of multiple voting shares, notwithstanding that this resolution may be passed by the shareholders of the Corporation, the directors of the Corporation are authorized to revoke this special resolution before it is acted on without further approval of the Shareholders;

6.	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a new stock option plan of the Corporation, as more particularly described in the Information Circular; and

7.	to transact any other business properly brought before the Meeting.

Holders of Common Shares are invited to attend the Meeting. Shareholders of record as at the close of business on May 31, 2019 will be entitled to notice of and to vote at the Meeting. A detailed description of the matters to be acted upon at the Meeting is set forth in the Information Circular. Copies of: (a) this notice of annual and special meeting of shareholders; (b) the Information Circular; (c) a management form of proxy and instructions in relation thereto (the “Management Proxy”); and (d) a letter of transmittal may be obtained at the following office: Grown Rogue International Inc., 340 Richmond Street West, Toronto, ON M5V 1X2, or will be sent to a shareholder without charge upon request by calling 503-765-8108. Shareholders who are unable to be present in person at the Meeting are requested to: (i) sign, date and deliver the accompanying form of proxy to the Corporation’s registrar and transfer agent, Capital Transfer Agency, ULC, 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2 Canada, so it is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof; or (ii) return your voting instructions as specified in the request for voting instructions delivered to you, as applicable.

DATED this 14th day of June, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“J. Obie Strickler”
J. Obie Strickler
Director, President and Chief Executive Officer

3

GROWN ROGUE INTERNATIONAL INC.
LETTER OF TRANSMITTAL

This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (“Shareholders”) of common shares (the “Common Shares”) in the capital of Grown Rogue International Inc. (the “Corporation”) for the purpose of the Share Amendment (as defined below) referenced in the notice of annual general and special meeting of shareholders and information circular of the Corporation dated June 14, 2019 (the “Circular”), prepared in connection with the annual general and special meeting of Shareholders to be held on July 15, 2019, or any adjournment(s) or postponement(s) thereof (the “Meeting”), which accompanies this Letter of Transmittal and is available under the Corporation’s profile on SEDAR at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Circular. You are encouraged to carefully review the Circular in its entirety.

In order to minimize the proportion of the outstanding voting securities of the Corporation that are held by “U.S. persons” for purposes of determining whether the Corporation is a “foreign private issuer” under United States securities laws, the Corporation intends to redesignate the issued and outstanding Common Shares as subordinate voting shares (the “Share Amendment” and each such share on a post-Share Amendment basis, being a “Subordinate Voting Share”).

Shortly following the Meeting, if the Share Amendment Resolution is passed, the Corporation intends to make the necessary filings to give effect to the Share Amendment. In order to receive the Subordinate Voting Shares to which a Shareholder is entitled pursuant to the Share Amendment, each Shareholder must forward by personal delivery or by registered mail a properly completed Letter of Transmittal accompanied by the share certificate(s) representing their existing Common Shares, if applicable, to Capital Transfer Agency (the “Depositary”).

The instructions accompanying this Letter of Transmittal specify certain signature guarantees and additional documents that Shareholders may be required to provide with this Letter of Transmittal. Shareholders may, upon request, be required to execute any additional documents deemed by the Depositary or the Corporation, at their discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of their existing Common Shares in exchange for the Subordinate Voting Shares.

Until surrendered, each certificate which immediately prior to the effective time of the Share Amendment represented Common Shares will be deemed, at any time after the effective time of the Share Amendment, to represent the number of Subordinate Voting Shares to which such Shareholder is entitled as a result of the Share Amendment.

This Letter of Transmittal is for use by registered Shareholders only and is not to be used by beneficial (nonregistered) holders of Common Shares (“Beneficial Holders”). Beneficial Holders do not have Common Shares registered in their name, but hold their Common Shares through an intermediary, which include, among others, banks, trust companies, securities dealers, brokers or financial advisors. If you are a Beneficial Shareholder, you should contact your Intermediary for instructions and assistance in depositing your Common Shares.

GROWN ROGUE INTERNATIONAL INC.
LETTER OF TRANSMITTAL

TO:	CAPITAL TRANSFER AGENCY (the “Depositary”)
AND TO:	GROWN ROGUE INTERNATIONAL INC. (the “Corporation”)

The undersigned hereby acknowledges receipt of the Circular, and represents and warrants that (i) the undersigned is the registered owner of the number of Common Shares described below (the “Deposited Shares”), which Common Shares are represented by the share certificate(s) described below and delivered herewith, (ii) the undersigned has good title to the shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, (iii) the undersigned has full power and authority to herewith deposit such Common Shares, (iv) the surrender of the Deposited Shares complies with all applicable laws and (v) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate.

Certificate Number	Number of Common Shares	Registered in the Name of

(Attach additional list if the space above is insufficient)

The above-listed share certificates are hereby surrendered in exchange for certificates representing Subordinate Voting Shares of the Corporation on the basis of one Subordinate Voting Share for each pre-Share Amendment Common Share.

The undersigned irrevocably constitutes and appoints the Depositary, each officer and director of the Corporation, and any other person designated by the Corporation in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Shares for Subordinate Voting Shares on the securities register of the Corporation. The undersigned acknowledges and agrees that the issuance and delivery of the appropriate number of Subordinate Voting Shares in accordance with the instructions set out below and the information contained in the Circular will completely discharge any and all obligations of the Corporation and the Depositary with respect to the matters contemplated by this Letter of Transmittal. Unless the Share Amendment is not implemented, the deposit of Deposited Shares pursuant to this Letter of Transmittal is irrevocable. The representations, warranties, covenants, acknowledgements and agreements contained herein shall survive the completion of the Share Amendment. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

It is understood that the undersigned will not receive the Subordinate Voting Shares in exchange for the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth in this Letter of Transmittal, together with a duly completed and signed Letter of Transmittal and all other required documents, if any, and until the same are processed by the Depositary (which shall not occur until after the effective time of the Share Amendment).

If the Share Amendment is not implemented for any reason, the enclosed certificate(s) representing Common Shares and all other ancillary documents received by the Depositary will be returned forthwith to the undersigned all in accordance with the instructions set out below.

The undersigned authorizes and directs the Depositary to issue the certificate(s) for the Subordinate Voting Shares to which the undersigned is entitled as indicated below and to mail such certificate(s) to the address indicated below or, if no instructions are given, in the name and to the address of the undersigned as the same appears on the books of the Depository.

BOX A

ISSUANCE INSTRUCTIONS

☐ Issue Subordinate Voting Shares in the name of:

(please print or type):

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)

(E-mail Address)

BOX B

DELIVERY INSTRUCTIONS

☐ Same address as Box A; or

☐ Hold for pick-up at the offices of the Depository; or

☐ Deliver as follows:

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

BOX C
EXECUTION

THIS LETTER OF TRANSMITTAL MUST BE

DATED AND SIGNED

(Date)

(Signature of Shareholder or authorized representative)

(Name of Shareholder)

(Name of authorized representative, if applicable)

BOX D

SIGNATURE GUARANTEE

Complete if any Subordinate Voting Shares are to be issued in a name that differs from the name of the registered holder appearing on the certificates representing the Deposited Shares.

(Date)

(Signature)

(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (Zip) Code)

Signature guaranteed by:

INSTRUCTIONS

1.	Unless defined in this Letter of Transmittal or these instructions, capitalized terms have the meaning ascribed thereto in the management information circular of the Corporation dated June 14, 2019 (the “Circular”).

2.	Shareholders should refer to the Circular for particulars of the Share Amendment.

3.	Each registered holder of Common Shares must deliver the Letter of Transmittal completed and signed, together with their certificate(s) to the office of the Depository set out in Instruction 9 below. The method of delivery of the Common Share certificate(s) is at the option and risk of the holder of Common Shares. It is recommended such documents be delivered by hand to the Depository and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Depository at the office set out below.

4.	All questions as to the validity, form and acceptance of any Deposited Shares will be determined by the Corporation in its absolute discretion and such determination shall be final and binding. The Corporation reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or any accompanying documents received by it.

5.	Each registered holder of Common Shares must fill in the delivery instructions in Box B and sign and date this Letter of Transmittal in Box C. If Box B is not completed, the certificate(s) representing Subordinate Voting Shares will be mailed to the Shareholder’s address recorded on the books of the Depository.

6.	If no change in the name of the registered holder appearing on the existing Common Share certificate(s) is desired but more than one new certificate is to be issued in that name, a holder should also fill out Box A of this Letter of Transmittal. Any holder who does not fill out Box A will receive one certificate representing Subordinate Voting Shares for each certificate representing Deposited Shares delivered herewith. No charge will be made for one new replacement certificate but where more than one certificate is requested, a charge of $6.00 (plus HST) will be levied for each additional certificate. Payment must be submitted by cheque, bank draft or money order at the time the Deposited Shares are surrendered with this Letter of Transmittal, payable to Capital Transfer Agency.

7.	A registered holder of Common Shares who wishes to have the certificate(s) representing Subordinate Voting Shares registered in the name of a person other than the registered holder must complete Boxes A and B of the Letter of Transmittal, and must endorse the existing Common Share certificate(s), or submit a share transfer power of attorney form duly and properly completed, delivered with the Letter of Transmittal. The signature of the registered holder must correspond in every respect with the name appearing on the face of the certificate(s). Such signature must be guaranteed in Box D by a Canadian Schedule 1 chartered bank, or a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP).

8.	Where the Letter of Transmittal is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the Letter of Transmittal must be accompanied by evidence of authority to act satisfactory to the Depository.

9.	Office of Depositary:	Capital Transfer Agency
390 Bay Street, Suite 920
Toronto, ON M5H 2Y2

10.	If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded to the Depository at the address set out in Instruction 9 above, together with correspondence stating that the original certificate has been lost. The Depository will forward appropriate documentation.

11.	Any questions should be directed to the Depositary at 1 (416) 350-5007 or by sending an email to info@capitaltransferagency.com. You may also contact your lawyer or other professional advisor for assistance concerning the completion of this Letter of Transmittal.

To receive certificates representing Subordinate Voting Shares, you must complete this Letter of Transmittal and deliver it and your existing Common Share certificate(s), and all other required documents, to Capital Transfer Agency.

ANNUAL AND INTERIM FINANCIAL STATEMENT REQUEST

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 15, 2019

TO:	SECURITY HOLDERS OF

GROWN ROGUE INTERNATIONAL INC. (the “Corporation”)

Under securities regulations, the Corporation must annually send a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please complete, sign and return this form via mail to Grown Rogue International Inc. c/o Miller Thomson LLP, Scotia Plaza, 40 King St. W., Suite 5800, PO Box 1011, Toronto, Ontario, M5H 3S1, Attention Michael Johnston, CFO and Corporate Secretary.

Alternatively, you may choose to access the report(s) online at www.sedar.com.

The Corporation will use the information collected solely for the mailing of such financial statements.

Name of Security Holder, or if the Security Holder is a company, name and office of authorized signatory

Address (including postal code) of Security Holder

Fax Number

Email address

Method of Communication (please check accordingly):

Mail: ☐	Fax: ☐	Email: ☐

I, as evidenced by my signature affixed hereto, HEREBY CERTIFY THAT I am a security holder (other than debt securities) of the Corporation and request copies of the following Financial Statements of the Corporation for the year ended October 31, 2019:

1.	☐	ONLY Annual Financial Statements for the fiscal year end and related MD&A.

2.	☐	ONLY Interim Financial Statements for the first, second and third financial quarters and related MD&A.

3.	☐	Both Annual and Interim Financial Statements and related MD&A

Date________________, 2019

Signature of Security Holder, or if the Security Holder is a company, signature of authorized signatory